Exhibit 99.1

Press Release

Availability of the profit and loss information of Sanofi excluding Opella

Paris, France – December 6, 2024. Following the press release on October 21, 2024 and the plan to transfer a 50% controlling stake in Opella (consumer healthcare) to CD&R, the financial information for Sanofi reflecting the new scope, excluding Opella, is now available on the “Investors” section of sanofi.com in one convenient spreadsheet file.

The update of the income statement information reclassifies Opella’s business as discontinued operations, in line with the planned transition of Sanofi to a focused, science-driven biopharma company.

The financial data include details on sales, segment information, business net income and reported IFRS net income of Sanofi excluding Opella. From Q4 2024 and until the closing of the transaction, the profit or loss of Opella, net of tax, is included in “Net income / (loss) from discontinued operations” in the Sanofi income statement. This classification as discontinued operations as well as the full financial data apply to all previous quarters of 2024 and for comparison to all quarters of 2023.

Sanofi’s Q4 2024 results, reflecting the new scope excluding Opella, are expected to be published on January 30, 2025.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | + 1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen | + 44 75 45 51 36 93| thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s

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management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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